Exhibit 99.1

Daqo New Energy Announces Unaudited Third Quarter 2016 Results

CHONGQING, China—November 15, 2016—Daqo New Energy Corp. (NYSE: DQ) ("Daqo New Energy", the "Company" or “we”), a leading manufacturer of high-purity polysilicon for the global solar PV industry, today announced its unaudited financial results for the third quarter of 2016.

Third Quarter 2016 Financial and Operating Highlights

•	Polysilicon production volume of 3,636 MT in Q3 2016, compared to 3,570 MT in Q2 2016
•	Polysilicon external sales volume(1) of 2,838 MT in Q3 2016, compared to 2,931 MT in Q2 2016
•	Polysilicon average total production cost(2) of $8.66/kg in Q3 2016, compared to $9.43/kg in Q2 2016
•	Polysilicon average cash cost(2) of $6.88/kg in Q3 2016, compared to $7.42/kg in Q2 2016
•	Average selling price (ASP) of polysilicon was $15.64/kg in Q3 2016, compared to $17.24/kg in Q2 2016
•	Solar wafer sales volume of 14.4 million pieces in Q3 2016, compared to 25.0 million pieces in Q2 2016
•	Revenue of $54.3 million in Q3 2016, compared to $71.0 million in Q2 2016
•	Non-GAAP gross margin(3) of 39.9% in Q3 2016, compared to 43.9% in Q2 2016
•	EBITDA (non-GAAP)(3) of $25.0 million in Q3 2016, compared to $34.7 million in Q2 2016
•	EBITDA margin (non-GAAP)(3) of 46.0% in Q3 2016, compared to 48.9% in Q2 2016
•	Net income attributable to Daqo New Energy shareholders of $11.2 million in Q3 2016, compared to $19.8 in Q2 2016 and $3.1 million in Q3 2015
•	Earnings per basic ADS of $1.07 in Q3 2016, compared to $1.90 in Q2 2016 and $0.29 in Q3 2015
•	Adjusted net income (non-GAAP)(3) attributable to Daqo New Energy shareholders of $13.2 million in Q3 2016, compared to $22.0 million in Q2 2016 and $6.3 million in Q3 2015
•	Adjusted earnings per basic ADS (non-GAAP)(3) of $1.26 in Q3 2016, compared to $2.10 in Q2 2016 and $0.60 in Q3 2015

	Three months ended
US$ millions except as indicated otherwise	Sep. 30, 2016	Jun. 30, 2016	Sep. 30, 2015
Revenues	54.3	71.0	46.6
Gross profit	20.1	29.4	8.6
Gross margin	37.1%	41.4%	18.4%
Income from operations	16.4	26.1	6.7
Net income attributable to Daqo New Energy shareholders	11.2	19.8	3.1
Earnings per basic ADS ($ per ADS)	1.07	1.90	0.29
Adjusted net income (non-GAAP)(3) attributable to Daqo New Energy shareholders	13.2	22.0	6.3
Adjusted earnings per basic ADS (non-GAAP)(3) ($ per ADS)	1.26	2.10	0.60
Non-GAAP gross profit(3)	21.6	31.2	10.9
Non-GAAP gross margin(3) (%)	39.9%	43.9%	23.4%
EBITDA (non-GAAP)(3)	25.0	34.7	15.0
EBITDA margin (non-GAAP)(3)	46.0%	48.9%	32.1%
Polysilicon external sales volume (MT)(1)	2,838	2,931	2,277
Polysilicon production cost ($/kg)(2)	8.66	9.43	11.15
Polysilicon cash cost (excl. dep’n) ($/kg)(2)	6.88	7.42	8.71

Notes:

(1) Our polysilicon external sales volume excludes internal sales to our Chongqing wafer manufacturing subsidiary, which utilizes polysilicon as raw material for the production of solar wafers. The sales volume is the quantity of goods that have been accepted by customers, and thus the corresponding revenue has been recognized during the period indicated.

(2) Production cost and cash cost only refer to production in our Xinjiang polysilicon facilities. Production cost is calculated by the inventoriable costs relating to production of polysilicon in Xinjiang divided by the production volume in the period indicted. Cash cost is calculated by the inventoriable costs relating to production of polysilicon excluding depreciation expense in Xinjiang, divided by the production volume in the period indicated.

(3) Daqo New Energy provides non-GAAP gross profit, non-GAAP gross margin, EBITDA, EBITDA margin, adjusted net income (loss) attributable to our shareholders and adjusted earnings (loss) per ADS on a non-GAAP basis to provide supplemental information regarding its financial performance. For more information on these non-GAAP financial measures, please see the section captioned "Use of Non-GAAP Financial Measures" and the tables captioned "Reconciliation of non-GAAP financial measures to comparable US GAAP measures" set forth at the end of this press release.

Commentary

“During the third quarter of 2016, we successfully set new records again in terms of polysilicon production volume and costs. I would like to thank our entire team for their hard work and dedication. Our polysilicon production for the third quarter reached a record high of 3,636 MT, which surpassed our name plate capacity of 12,150 MT per annum. Through technical and process improvements, we also made significant progress in reducing our production cost even further, achieving our lowest ever cost structure with $8.66/kg in total cost and $6.88/kg in cash cost,” said Dr. Gongda Yao, Chief Executive Officer of the Company.

“In the third quarter of 2016, downstream solar end market and polysilicon market experienced significant volatility. Due to a slow-down in China end market demand and installation activities after China’s FIT adjustment at the end of June 2016, the market saw lower levels of demand towards the end of the third quarter of 2016. Our third quarter ASP was $15.64/kg, compared to second quarter ASP of $17.24. As a result, several polysilicon manufacturers, both within China and abroad, partially shut down their capacities due to weak polysilicon pricing. The resulting reduction in polysilicon supply has helped to stabilize the market and paved the way for price recovery. Nevertheless, as a result of our continuous effort on technology improvements and cost reduction, our quarterly average production cost has been further reduced by 8% from $9.43/kg in the second quarter to $8.66/kg in the third quarter of 2016. ”

“Due to a delay in the delivery of critical specialty components, the start date of annual maintenance for our Xinjiang polysilicon facility was postponed to October 3 from the second half of September as originally planned. We conducted more than 500 maintenance items, including special projects that are expected to improve our manufacturing efficiency even further. The maintenance was completed successfully, and we initiated a gradual restart of production on October 24. In early November, production resumed successfully and we reached full capacity utilization. Overall, we estimate that the annual maintenance has an impact of approximately 800 MT to 900 MT on our fourth quarter polysilicon production volume.”

“In the third quarter of 2016, due to market volatility and declining conditions for the solar wafer segment, we reduced our wafer production utilization rate. As a result, the Company sold 14.4 million pieces of wafer in the third quarter, compared to 25.0 million pieces in the second quarter of 2016. With improving market conditions, the Company ramped up wafer production utilization starting from mid-October and reached full production in November.”

“The solar market began to recover in early October, with strong customer demand and order momentum. Due to limited channel inventory, polysilicon pricing has recovered particularly well, with increases in orders from our broad based customers. Wafer pricing also recovered significantly. During early November, we also saw downstream product pricing recovering meaningfully, including pricing for solar cells and solar modules.”

Outlook and Q4 2016 guidance

As a result of our annual maintenance, the Company expects to sell approximately 2,200 MT to 2,300 MT of polysilicon to external customers during the fourth quarter of 2016. The external sales guidance excludes shipments of polysilicon to be used internally by our Chongqing solar wafer facility, which utilizes polysilicon for its wafer manufacturing operation. Wafer sales volume is expected to be approximately 20 million to 21 million pieces for the fourth quarter of 2016.

This outlook reflects our current and preliminary view as of the date of this press release and may be subject to change. Our ability to achieve these projections is subject to risks and uncertainties. See “Safe Harbor Statement” at the end of this press release.

Third Quarter 2016 Results

Revenues

Revenues were $54.3 million, compared to $71.0 million in the second quarter of 2016 and $46.6 million in the third quarter of 2015.

Revenues from polysilicon sales to external customers were $44.4 million, compared to $50.5 million in the second quarter of 2016 and $34.1 million in the third quarter of 2015. External sales volume was 2,838 MT in the third quarter of 2016, compared to 2,931 MT in the second quarter of 2016. ASP of polysilicon was $15.64/kg in the third quarter of 2016, compared to $17.24/kg in the second quarter of 2016. The decrease in polysilicon revenues from the second quarter of 2016 was primarily due to lower polysilicon ASP and lower external sales volume.

Revenues from wafer sales were $9.9 million, compared to $20.5 million in the second quarter of 2016 and $12.5 million in the third quarter of 2015. Wafer sales volume was 14.4 million pieces, compared to 25.0 million pieces in the second quarter of 2016. The decrease in wafer revenues from the second quarter of 2016 was primarily due to lower wafer ASP and lower sales volume.

Gross profit and margin

Gross profit was $20.1 million, compared to $29.4 million in the second quarter of 2016 and $8.6 million in the third quarter of 2015. Non-GAAP gross profit, which excludes costs related to the non-operational polysilicon operations in Chongqing, was approximately $21.6 million, compared to $31.2 million in the second quarter of 2016 and $10.9 million in the third quarter of 2015. Gross margin was 37.1%, compared to 41.4% in the second quarter of 2016 and 18.4% in the third quarter of 2015.

In the third quarter of 2016, total costs related to the non-operational Chongqing polysilicon plant including depreciation were $1.5 million, compared to $1.8 million in the second quarter of 2016 and $2.3 million in the third quarter of 2015. Excluding such costs, the non-GAAP gross margin was approximately 39.9%, compared to 43.9% in the second quarter of 2016 and 23.4% in the third quarter of 2015.

Selling, general and administrative expenses

Selling, general and administrative expenses were $4.9 million, compared to $3.7 million in the second quarter of 2016 and $2.9 million in the third quarter of 2015. The increase in selling, general and administrative expenses as compared to the second quarter of 2016 was primarily due to higher relocation and moving expenses related to the company’s relocation of its idle polysilicon manufacturing equipments from Chongqing to Xinjiang, which were $1.7 million during the third quarter of 2016, compared to $0.6 million during the second quarter of 2016, as well as higher non-cash shared-based compensation expenses.

Research and development expenses

Research and development expenses were approximately $1.0 million, compared to $0.1 million in the second quarter of 2016 and $0.1 million in the third quarter of 2015.

Other operating income

Other operating income was $2.2 million, compared to $0.6 million in the second quarter of 2016 and $1.1 million in the third quarter of 2015. Other operating income mainly consists of unrestricted cash incentives that the Company received from local government authorities, the amount of which varies from period to period.

Income from operations and operating margin

Income from operations was $16.4 million, compared to $26.1 million in the second quarter of 2016 and $6.7 million in the third quarter of 2015.

Operating margin was 30.3%, compared to 36.8% in the second quarter of 2016 and 14.3% in the third quarter of 2015.

Interest expense

Interest expenses were $3.1 million, compared to $3.5 million in the second quarter of 2016 and $3.1 million in the third quarter of 2015.

EBITDA

EBITDA was $25.0 million, compared to $34.7 million in the second quarter of 2016 and $15.0 million in the third quarter of 2015. EBITDA margin was 46.0%, compared to 48.9% in the second quarter of 2016 and 32.1% in the third quarter of 2015.

Net income attributable to Daqo New Energy shareholders and earnings per ADS

Net income attributable to Daqo New Energy shareholders was $11.2 million, compared to $19.8 million in the second quarter of 2016 and $3.1 million in the third quarter of 2015.

Earnings per basic ADS were $1.07, compared to $1.90 in the second quarter of 2016 and $0.29 in the third quarter of 2015.

Financial Condition

As of September 30, 2016, the Company had $29.2 million in cash and cash equivalents and restricted cash, compared to $42.9 million as of June 30, 2016 and $68.7 million as of September 30, 2015.

As of September 30, 2016, the accounts receivable balance was $4.6 million, compared to $10.1 million as of June 30, 2016 and $15.4 million as of September 30, 2015.

As of September 30, 2016, the note receivables balance was $17.0 million, compared to $14.8 million as of June 30, 2016 and $16.5 million as of September 30, 2015.

As of September 30, 2016, total borrowings were $227.6 million, of which $129.0 million were long-term borrowings, compared to total borrowings of $227.9 million, including $118.4 million long-term borrowings, as of June 30, 2016, and total borrowings of $259.1 million, including $144.0 million long-term borrowings, as of September 30, 2015.

As of September 30, 2016, the note payables balance was $14.4 million, compared to $26.1 million as of June 30, 2016 and $52.2 million as of September 30, 2015.

Cash Flows

For the nine months ended September 30, 2016, net cash provided by operating activities was $70.9 million, compared to $65.6 million in the same period of 2015.

For the nine months ended September 30, 2016, net cash used in investing activities was $51.0 million, compared to $82.7 million in the same period of 2015.

For the nine months ended September 30, 2016, net cash used in financing activities was $12.3 million, compared to net cash provided by financing activities of $38.1 million in the same period of 2015.

Non-GAAP Financial Measures

To supplement Daqo’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“US GAAP”), the Company uses certain non-GAAP financial measures that are adjusted for certain items from the most directly comparable GAAP measures including non-GAAP gross profit and non-GAAP gross margin; earnings before interest, taxes, depreciation and amortization ("EBITDA") and EBITDA margin; adjusted net income attributable to our shareholders and adjusted earnings per basic ADS. Management believes that each of these non-GAAP measures is useful to investors, enabling them to better assess changes in key element of the Company's results of operations across different reporting periods on a consistent basis, independent of certain items as described below. Thus, management believes that, used in conjunction with US GAAP financial measures, these non-GAAP financial measures provide investors with meaningful supplemental information to assess the Company's operating results in a manner that is focused on its ongoing, core operating performance. Management uses these non-GAAP measures internally to assess the business, its financial performance, current and historical results, as well as for strategic decision-making and forecasting future results. Given management's use of these non-GAAP measures, the Company believes these measures are important to investors in understanding the Company's operating results as seen through the eyes of management. These non-GAAP measures are not prepared in accordance with US GAAP or intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with US GAAP; the non-GAAP measures should be reviewed together with the US GAAP measures, and may be different from non-GAAP measures used by other companies.

Non-GAAP gross profit and non-GAAP gross margin includes adjustments for costs related to the non-operational polysilicon assets in Chongqing. Such costs mainly consist of non-cash depreciation costs, as well as utilities and maintenance costs associated with the temporarily idle polysilicon machinery and equipment, which will be or are in the process of being relocated to the Company's Xinjiang polysilicon manufacturing facility. The Company would expect a majority of these costs, such as depreciation, will continue to occur as part of the production cost at the Xinjiang facilities subsequent to the completion of the relocation plan. Once these assets are placed back in service, the Company will remove this adjustment from the non-GAAP reconciling item. The Company also uses EBITDA, which represents earnings before interest, taxes, depreciation and amortization, and EBITDA margin, which represents the proportion of EBITDA in revenue. Adjusted net income attributable to our shareholders and adjusted earnings per basic ADS exclude costs related to the non-operational polysilicon assets in Chongqing as described above. Adjusted net income attributable to our shareholders and adjusted earnings per basic ADS also exclude costs related to share-based compensation. Share-based compensation is a non-cash expense that varies from period to period. As a result, management excludes this item from its internal operating forecasts and models. Management believes that this adjustment for share-based compensation provides investors with a basis to measure the company's core performance, including compared with the performance of other companies, without the period-to-period variability created by share-based compensation.

A reconciliation of non-GAAP financial measures to comparable US GAAP measures is presented later in this document.

Conference Call

The Company has scheduled a conference call to discuss the results at 8:00 AM Eastern Time on November 15, 2016.

The dial-in details for the live conference call are as follows:

Participant dial in (toll free):	+1-888-346-8982
Participant international dial in:	+1-412-902-4272
China mainland toll free:	4001-201203
China Beijing local toll:	+86-10-5357-3132
Hong Kong toll free:	800-905945
Hong Kong-local toll:	+852-301-84992

Participants please ask to be joined into the Daqo New Energy Corp. call.

You can also listen to the conference call via Webcast through the URL:

http://mms.prnasia.com/DQ/20161115/default.aspx

A replay of the call will be available 1 hour after the end of the conference through November 22, 2016.

The conference call replay numbers are as follows:

US Toll Free:	1-877-344-7529
International Toll:	1-412-317-0088
Canada Toll Free:	855-669-9568
Replay access code:	10095716

Participants will be required to state their name and company upon entering the call.

Investors will also have the opportunity to listen to the replay over the Internet through the investor relations section of Daqo New Energy’s web site at: www.dqsolar.com

About Daqo New Energy Corp.

Founded in 2008, Daqo New Energy Corp. (NYSE: DQ) is a leading manufacturer of high-purity polysilicon for the global solar PV industry. As one of the world's lowest cost producers of high-purity polysilicon and solar wafers, the Company primarily sells its products to solar cell and solar module manufacturers. The Company has built a manufacturing facility that is technically advanced and highly efficient with a nameplate capacity of 12,150 metric tons in Xinjiang, China. The Company also operates a solar wafer manufacturing facility in Chongqing, China.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the fourth quarter of 2016 and quotations from management in this announcement, as well as Daqo New Energy’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; our ability to significantly expand our polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; and our ability to lower our production costs. Further information regarding these and other risks is included in the reports or documents we have filed with, or furnished to, the Securities and Exchange Commission. Daqo New Energy does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Daqo New Energy undertakes no duty to update such information, except as required under applicable law.

Daqo New Energy Corp.

Unaudited Preliminary Condensed Consolidated Statement of Operations and Comprehensive Income

(US dollars in thousands, except ADS and per ADS data)

	Three months Ended
	Sep. 30, 2016	Jun. 30, 2016	Sep. 30, 2015

Revenues	$54,289	$71,021	$46,562
Cost of revenues	(34,152)	(41,640)	(37,988)
Gross profit	20,137	29,381	8,574
Operating expenses
Selling, general and administrative expenses	(4,858)	(3,675)	(2,943)
Research and development expenses	(997)	(148)	(94)
Other operating income (expenses)	2,166	583	1,114
Total operating expenses	(3,689)	(3,240)	(1,923)
Income from operations	16,448	26,141	6,651
Interest expense	(3,076)	(3,487)	(3,062)
Interest income	123	171	51
Foreign exchange gain (loss)	(1)	(3)	1
Income before income taxes	13,494	22,822	3,641
Income tax (expenses) benefit	(2,163)	(2,802)	(559)
Net income	11,331	20,020	3,082
Net income attributable to non-controlling interest	135	176	-
Net income attributable to Daqo New Energy Corp. shareholders	$11,196	$19,844	$3,082

Net income	11,331	20,020	3,082
Other comprehensive income (loss):
Foreign currency translation adjustments	(882)	(8,116)	(5,815)
Total other comprehensive income (loss)	(882)	(8,116)	(5,815)
Comprehensive income (loss)	10,449	11,904	(2,733)
Comprehensive income (loss) attributable to noncontrolling interest	129	130	-
Comprehensive income (loss) attributable to Daqo New Energy Corp. shareholders	$10,320	$11,774	$(2,733)

Earnings (loss) per ADS
Basic	1.07	1.90	0.29
Diluted	1.05	1.87	0.29
Weighted average ADS outstanding
Basic	10,478,671	10,457,105	10,508,161
Diluted	10,642,235	10,596,753	10,630,996

Daqo New Energy Corp.

Unaudited Consolidated Balance Sheet

(US dollars in thousands)

	Sep. 30, 2016	Jun. 30, 2016	Sep. 30, 2015

ASSETS:
Current Assets:
Cash and cash equivalents	$21,630	$29,659	$27,955
Restricted cash	7,531	13,201	40,729
Accounts receivable, net	4,585	10,061	15,400
Note receivables	17,037	14,798	16,474
Prepaid expenses and other current assets	6,849	6,630	15,543
Advances to suppliers	1,805	1,072	913
Inventories	14,905	9,539	12,157
Amounts due from related parties	1,869	4,514	2,421
Total current assets	76,211	89,474	131,592
Property, plant and equipment, net	561,324	546,227	557,737
Prepaid land use right	25,971	26,205	27,867
Deferred tax assets	610	612	-
Investment in an affiliate	182	182	-
Other non-current assets	-	-	165
TOTAL ASSETS	664,298	662,700	717,361

Current liabilities:
Short-term borrowings, including current portion of long-term borrowings	98,630	109,494	115,159
Accounts payable	17,698	18,665	16,728
Note payables	14,440	26,092	52,248
Advances from customers	4,189	3,408	7,282
Payables for purchases of property, plant and equipment	43,696	39,681	51,359
Accrued expenses and other current liabilities	8,744	11,973	8,934
Amounts due to related parties	41,390	41,100	57,918
Income tax payable	4,658	3,411	201
Total current liabilities	233,445	253,824	309,829
Long-term borrowings	128,975	118,368	143,949
Other long Term Liabilities	24,252	24,414	25,980
TOTAL LIABILITIES	386,672	396,606	479,758

EQUITY:
Ordinary shares	26	26	26
Treasury stock	(1,749)	(1,749)	(1,149)
Additional paid-in capital	239,566	238,484	234,807
Accumulated income (losses)	36,304	25,107	(12,681)
Accumulated other comprehensive income	1,841	2,717	14,084
Daqo New Energy Corp.’s shareholders’ equity	275,988	264,585	235,087
Noncontrolling interest	1,638	1,509	2,516
Total equity	277,626	266,094	237,603

TOTAL LIABILITIES & EQUITY	664,298	662,700	717,361

Daqo New Energy Corp.

Unaudited Consolidated Statements of Cash Flows

(US dollars in thousands)

	For the nine months ended September 30,
	2016	2015
Operating Activities:
Net income	39,741	3,338
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	2,260	3.413
Inventory write-down	-	62
Allowance / (reversal) for doubtful accounts	(1,063)	(824)
Depreciation of property, plant and equipment	25,727	22,230
Gain on disposal of assets	(188)	-

Changes in operating assets and liabilities:
Accounts receivable	15,914	(6,976)
Note receivables	(6,221)	32,582
Prepaid expenses and other current assets	5,063	(3,009)
Advances to suppliers	(804)	408
Inventories	(4,472)	(2,863)
Amounts due from related parties	(1,604)	3,299
Amounts due to related parties	771	1,922
Prepaid land use rights	435	457
Accounts payable	669	339
Note payables	(5,242)	13,973
Accrued expenses and other current liabilities	355	189
Income tax payable	3,718	201
Advances from customers	(3,778)	(3,176)
Deferred government subsidies	(334)	48
Net cash provided by operating activities	70,947	65,613

Investing activities:
Purchases of property, plant and equipment	(62,044)	(68,745)
Increase (decrease) in restricted cash	11,028	(19,082)
Proceeds from disposition of Nanjing Daqo	-	5,110
Investment in an affiliate	(188)	-
Net cash used in investing activities	(51,204)	(82,717)

Financing activities:
Proceeds from related parties loans	98,535	210,640
Repayment of related parties loans	(103,174)	(230,668)
Proceeds from bank borrowings	82,146	228,287
Repayment of bank borrowings	(90,742)	(200,247)
Proceeds from follow-on equity offering	-	28,679
Issuance cost for follow-on equity offering	-	(682)
Proceeds from options exercised	949	276
Repurchase stock	-	(750)
Proceeds from the issuance of additional ownership interests by Xinjiang Daqo	-	2,516
Net cash provided by (used in) financing activities	(12,286)	38,051

Effect of exchange rate changes on cash and cash equivalent	(317)	(60)
Net increase in cash and cash equivalents	7,140	20,887
Cash and cash equivalents at the beginning of the period	14,490	7,068
Cash and cash equivalents at the end of the period	21,630	27,955

Daqo New Energy Corp.

Reconciliation of non-GAAP financial measures to comparable US GAAP measures

(US dollars in thousands)

	Three months Ended
	Sep. 30, 2016	Jun. 30, 2016	Sep. 30, 2015
Gross profit	20,137	29,381	8,574
Costs related to the non-operational Chongqing polysilicon operations	1,501	1,775	2,327
Non-GAAP gross profit	21,638	31,156	10,901

	Three months Ended
	Sep. 30, 2016	Jun. 30, 2016	Sep. 30, 2015
Gross margin	37.1%	41.4%	18.4%
Costs related to the non-operational Chongqing polysilicon operations (proportion of revenue)	2.8%	2.5%	5.0%
Non-GAAP gross margin	39.9%	43.9%	23.4%

	Three months Ended
	Sep. 30, 2016	Jun. 30, 2016	Sep. 30, 2015
Net income	11,331	20,020	3,082
Income tax expense	2,163	2,802	559
Interest expense	3,076	3,487	3,062
Interest income	(123)	(171)	(51)
Depreciation	8,522	8,598	8,305
EBITDA (non-GAAP)	24,969	34,736	14,957
EBIDTA margin (non-GAAP)	46.0%	48.9%	32.1%

	Three months Ended
	Sep. 30, 2016	Jun. 30, 2016	Sep. 30, 2015
Net income attributable to Daqo New Energy Corp. shareholders	11,196	19,844	3,082
Costs related to the non-operational Chongqing polysilicon operations	1,501	1,775	2,327
Share-based compensation	522	393	911
Adjusted Net income (non-GAAP)	13,219	22,012	6,320
Adjusted Earnings per basic ADS (non-GAAP)	$1.26	$2.10	$0.60
Adjusted Earnings per diluted ADS (non-GAAP)	$1.24	$2.08	$0.59

For further information, please contact:

Daqo New Energy Corp.

Kevin He, Investor Relations

Phone: +86-187-1658-5553

Email: Kevin.he@daqo.com

SOURCE: Daqo New Energy Corp.